BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

May 26, 2023

Dreyfus Cash Management

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective June 1, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Cash Management (the "Trust"), as follows:

Until June 1, 2024, BNYM Investment Adviser has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the fund's Preferred shares until June 1, 2024, so that the direct expenses of Preferred shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed .10%. To the extent that it is necessary for BNYM Investment Adviser to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund.

This Agreement may only be amended by agreement of the Trust, upon the approval of the Board of Trustees and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to June 1, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

        James Bitetto

          Secretary

Accepted and Agreed To:

DREYFUS CASH MANAGEMENT

By: /s/ James Windels

        James Windels

        Treasurer